PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2661	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

500,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Rogers International Commodity Index® – Total ReturnSM

– Merrill Lynch calculated

due February 21, 2012

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are willing to forego interest payments on the Notes in exchange for the ability to participate in changes in the level of the Rogers International Commodity Index® – Total ReturnSM – Merrill Lynch calculated (Bloomberg symbol “ROGRTR <Index>”) (the “ROGRTR Index”) from the starting value of the ROGRTR Index on the pricing date to the ending value of the ROGRTR Index determined on the valuation date shortly before the maturity date of the Notes or upon exchange.

•

There will be no payments on the Notes prior to the maturity date unless exchanged at your option for a cash payment in the amount described herein during a specified period in February of each year from 2008 through 2011 as described in this pricing supplement.

•	The Notes will not be listed on any securities exchange.

•	There is no principal protection on these Notes and therefore you will not receive a fixed amount on the Notes at maturity.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. 59022C467.

•	The settlement date for the Notes is expected to be February 15, 2007.

Payment on the maturity date or upon exchange:

•

The amount you receive on the maturity date or upon exchange will be based on the direction of and percentage change in the level of the ROGRTR Index, from the starting value of the ROGRTR Index on the pricing date to the ending value of the ROGRTR Index determined on the valuation date shortly before the maturity or exchange date of the Notes. This amount will be reduced by an adjustment factor of 1.35%, as described herein.

•

If you choose to exchange your Notes prior to the maturity date during any exchange notice period, the amount you receive in exchange for the Notes will depend both upon the direction and percentage change in the level of the ROGRTR Index, the application of the adjustment factor and the date of such early exchange, all as described herein.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-7 and beginning on page S-3 in the accompanying MTN prospectus supplement.

	Per unit	Total
Public offering price	$10.00	$5,000,000
Underwriting fee	$0.00	$0.00
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$10.00	$5,000,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is February 12, 2007.

“Jim Rogers”, “James Beeland Rogers Jr.”, “Rogers”, “Rogers International Commodity Index® — Total Return” and “RICI®— Total Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The names Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Page

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-12
THE RICI® — TOTAL RETURNSM INDEX	PS-17
UNITED STATES FEDERAL INCOME TAXATION	PS-23
ERISA CONSIDERATIONS	PS-26
USE OF PROCEEDS AND HEDGING	PS-27
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-27
EXPERTS	PS-27
INDEX OF CERTAIN DEFINED TERMS	PS-28

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Strategic Return Notes® Linked to the Rogers International Commodity Index® – Total ReturnSM – Merrill Lynch calculated due February 21, 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Rogers International Commodity Index® – Total ReturnSM – Merrill Lynch calculated (the “ROGRTR Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated. References in this pricing supplement to “ROGRTR Index” are to the Rogers International Commodity Index –Total Return – Merrill Lynch calculated. All references to “RICI® – Total Return IndexSM” are to the Rogers International Commodity Index – Total Return which may be calculated by a number of different entities.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on February 21, 2012, unless exchanged by you as described in this pricing supplement.

We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What is the ROGRTR Index?

The ROGRTR Index is the RICI — Total Return Index calculated by an affiliate of ML&Co. and is published on Bloomberg under the symbol “ROGRTR <Index>”.

What is the RICI® — Total ReturnSM Index?

The RICI — Total Return Index is a composite U.S. dollar-based index that is designed by James B. Rogers (“Rogers”). The RICI — Total Return Index represents the value of a basket of commodities consumed in the global economy (the “Index Commodities”). The ROGRTR Index also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. The value of each component is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the “Index Components”). The selection and weighting of the portfolio that comprises the RICI — Total Return Index is reviewed by Rogers not less than annually, and weights are assigned in the December preceding the start of each year. As of February 12, 2007, 36 commodities listed on ten exchanges and quoted in four different currencies were included in the RICI — Total Return Index. ML&Co. is not affiliated with Rogers and did not participate in designing the RICI — Total Return Index.

The value of the RICI — Total Return Index is calculated by entities other than an affiliate of ML&Co., and these other entities may continue to calculate levels of the RICI — Total Return Index. However, levels of the RICI — Total Return Index as calculated by these other entities have other reference names and are published on Bloomberg under other symbols. The Notes are linked to the level of the ROGRTR Index—that is, the level of the RICI — Total Return Index as calculated by a ML&Co. affiliate, and not by any other entity.

For more information about the RICI — Total Return Index, please see the section entitled “The RICI — Total Return Index” in this pricing supplement.

An investment in the Notes does not entitle you to any direct or indirect ownership interest in the Index Components or the Index Commodities.

How has the ROGRTR Index performed historically?

We have included a graph showing historical closing levels for the RICI – Total Return Index from

January 2001 through January 2007 and as of February 12, 2007, as well as a table showing the daily closing levels for the RICI – Total Return Index for 2007 through February 12, 2007, in the section entitled “The RICI — Total Return Index —Historical Data on the RICI — Total Return Index” in this pricing supplement.

Although the historical data related to the RICI — Total Return Index was not calculated by one of our affiliates, we have no reason to believe that the historical data would have been different had one of our affiliates calculated the ROGRTR Index during those periods. We have provided this historical information to help you evaluate the behavior of the ROGRTR Index in various economic environments; however, past performance of the RICI — Total Return Index is not necessarily indicative of how the ROGRTR Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the percentage change in the level of the ROGRTR Index from the Starting Value to the Ending Value, reduced by the Adjustment Factor (as defined below), and will equal:

$10 ×	(	Ending Value	)	–	(	Adjustment Factor	)
Starting Value

The “Starting Value” is 3,270.26, the closing level of the ROGRTR Index on February 12, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

For purposes of determining the Redemption Amount, the “Ending Value” means the closing level of the ROGRTR Index on the Valuation Date. If there is a disruption in the trading of futures contracts included in the ROGRTR Index on the Valuation Date, the Ending Value will be determined based on the prices of the Index Components on the first day after the disruption related to such commodities has ceased, as more fully described herein.

The “Valuation Date” will be the fifth scheduled ROGRTR Index Business Day (as defined herein) prior to the maturity date.

The “Adjustment Factor” is described below under “—What are the costs associated with an investment in the Notes?”

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Exchange Amount (as defined below) following the exercise of your exchange option or the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and are willing to accept a return that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in changes in the level of the ROGRTR Index from the Starting Value to the Ending Value or upon exchange.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of February of each year from 2008 through 2011 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) calculated as provided in the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date”. The Exchange Amount will be paid three banking business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the ROGRTR Index during the period from the exchange date until the maturity date and the application of an early exchange factor.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

What are the costs associated with an investment in the Notes?

Your return will reflect the deduction of the following costs from the Starting Value to the Ending Value:

Adjustment Factor. Your return will reflect an annual 1.35% deduction, calculated on the basis of a 365-day year, that will benefit MLPF&S as calculation agent. As a result of the effect of this deduction, the total return on the Notes, if held to maturity, will be approximately 6.75% less than it would have been had the Adjustment Factor not been deducted.

The Adjustment Factor will be calculated as follows:

$10 ×	(	(	Term Days (1))	×	1.35%	)
365
(1)	“Term Days” represents the total number of days that have elapsed as of the date of maturity or exchange.

Early Exchange Factor. If you choose to exchange your Notes prior to the maturity date, the amount you receive will also be reduced by the applicable early exchange factor. For more information on the early exchange factor, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date—Early Exchange Factor”.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the ROGRTR Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity or exchange date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing levels of the ROGRTR Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the ROGRTR Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value, Ending Value and Exchange Amounts, and calculating the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

Examples:

Set forth below are three examples of Redemption Amount calculations assuming a term of approximately 5 years (i.e., 1,826 days) (representing the full term of the Notes) and the application of the 1.35% Adjustment Factor:

Example 1—The hypothetical Ending Value is 50% below the Starting Value:

Starting Value: 3,270.26
Hypothetical Ending Value: 1,635.13
Redemption Amount (per Unit) = $10 ×	(1,635.13)	–	($10 ×	((	1,826)	× 1.35%	))	= $4.32
	3,270.26				365

Example 2—The hypothetical Ending Value is 0.80% above the Starting Value:

Starting Value: 3,270.26
Hypothetical Ending Value: 3,296.42
Redemption Amount (per Unit) = $10 ×	(3,296.42)	–	($10 ×	((	1,826)	× 1.35%	))	= $9.40
	3,270.26				365

Example 3—The hypothetical Ending Value is 0.80% above the Starting Value:

Starting Value: 3,270.26
Hypothetical Ending Value: 4,905.39
Redemption Amount (per Unit) = $10 ×	(4,905.39)	–	($10 ×	((	1,826)	× 1.35%	))	= $14.32
	3,270.26				365

What is the role of Merrill Lynch, Pierce, Fenner and Smith Limited?

Merrill Lynch, Pierce, Fenner and Smith Limited, our affiliate, will be the index calculator of the ROGRTR Index (the “ROGRTR Index Calculator”). Because we control that affiliate, potential conflicts of interest could arise. While the level of the RICI — Total Return Index may be calculated by other entities, the Notes are linked solely to the level of the ROGRTR Index as calculated by Merrill Lynch, Pierce, Fenner and Smith Limited.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The Redemption Amount will depend on the direction of and percentage change in the level of the ROGRTR Index and the application of the Adjustment Factor. Because the level of the ROGRTR Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, or if the appreciation in the ROGRTR Index is less than the Adjustment Factor that is applied at maturity or upon exchange, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, if you choose to exchange your Notes prior to the stated maturity date, the amount you receive upon exchange will depend both upon the direction of and percentage change in the level of the ROGRTR Index, the Adjustment Factor and the date of such early exchange. The effect of this will be that, for any specified level of the ROGRTR Index, the Exchange Amount will be less during earlier Exchange Notice Periods than during later Exchange Notice Periods, and less than the Redemption Amount that would be payable at maturity based upon the same ROGRTR Index level and Adjustment Factor. Because the formula used to calculate the Exchange Amount effectively discounts the ROGRTR Index, if you choose to exchange your Notes prior to the stated maturity date, your investment may result in a loss even if the level of the ROGRTR Index has appreciated. For more information, please see the section “Description of the Notes—Exchange of the Notes Prior to the Maturity Date—Early Exchange Factor” on page PS-14.

The level of the ROGRTR Index is expected to affect the trading value of the Notes

We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the ROGRTR Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the ROGRTR Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date or upon exchange based on this level because of the expectation that the level of the ROGRTR Index will continue to fluctuate until the Ending Value is determined. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the level of the ROGRTR Index, such as our credit rating, an increase in the level of the ROGRTR Index will not reduce the other investment risks related to the Notes.

While the level of the RICI® — Total ReturnSM Index may be calculated by a number of different entities, the Notes are linked to the ROGRTR Index, which is the RICI — Total Return Index as calculated by an affiliate of ML&Co.

The RICI — Total Return Index may be calculated by a number of different entities; however, the Redemption Amount payable on the Notes will depend solely on the direction of and percentage change in the level of the ROGRTR Index, which is the RICI — Total Return Index calculated by an affiliate of ML&Co., from the Starting Value to the Ending Value. ML&Co. does not control and has no responsibility for calculations of the RICI — Total Return Index that may be made by entities other than its affiliate. While it is not expected that the levels of the RICI — Total Return Index published by other entities will be different from the level of the ROGRTR Index, if there is a difference between such published levels, the level of the ROGRTR Index calculated by an affiliate of ML&Co. will be used to determine the Starting Value, the Ending Value and the Redemption Amount. Therefore, even if another entity publishes levels of the RICI — Total Return Index prior to the maturity date that are higher than the levels calculated by an affiliate of ML&Co., the Ending Value and your payment on the maturity date or upon exchange will be based on the lower levels calculated by an affiliate of ML&Co.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date or upon exchange.

You must rely on your own evaluation of the merits of an investment linked to the ROGRTR Index

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Index Components and these views are sometimes communicated to clients who participate in these shares. However, these views are subject to change from time to time. For these reasons, you are encouraged to derive information concerning the Index Components from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return will not reflect the return of owning the Index Components

The yield to the maturity date of the Notes will not produce the same yield as that of other investments with the same term which are based solely on the performance of the Index Components. The level of the ROGRTR Index will also reflect the deductions and charges described above under “—Your investment may result in a loss”, which will result in the return on an investment in the Notes being less than the return on a similar investment in the Index Components. The trading value of the Notes and final return on the Notes may also differ from the results of the ROGRTR Index for the reasons described above under “—Changes in our credit ratings may affect the trading value of the Notes”.

Ownership of the Notes does not entitle you to any rights with respect to any futures contracts or commodities tracked by the ROGRTR Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to any of the commodities or commodity futures contracts included in the ROGRTR Index. ML&Co. will not invest in any of the commodities or commodity futures contracts included in the ROGRTR Index on behalf or for the benefit of holders of the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the ROGRTR Index from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the stated maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original issue price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the ROGRTR Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Notes are not regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The ROGRTR Index is a rolling index

The ROGRTR Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the ROGRTR Index, as the exchange-traded futures contracts that comprise the ROGRTR Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango”. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the ROGRTR Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the ROGRTR Index and the value of the Notes.

Trading in the Index Components can be volatile based on a number of factors that we cannot control

Trading in the Index Components is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the ROGRTR Index and the value of the Notes in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The return on the Notes will not be adjusted for changes in exchange rates that might affect the futures contracts underlying the ROGRTR Index

Although some of the commodities composing the ROGRTR Index are traded in currencies other than U.S. dollars, and the Notes, which are linked to the ROGRTR Index, are denominated in U.S. dollars, the amount payable on the Notes on the maturity date or upon exchange will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the Index Components composing the ROGRTR Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on the Notes. The amount we pay in respect on the Notes on the maturity date or upon exchange will be determined solely in accordance with the procedures described in “Description of the Notes—Payment on the Maturity Date” and “Description of the Notes—Exchange of the Notes Prior to the Maturity Date”.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of the ROGRTR Index or the manner in which it is calculated and therefore, the value of the Notes.

The ROGRTR Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets

The ROGRTR Index will include futures contracts on physical commodities on exchanges located outside the United States. The RICI Committee (as defined below) currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. exchange that can be included in the ROGRTR Index; historically, such percentages have not exceeded 20%. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include: (a) exchange rate risk relative to the U.S. dollar; (b) exchange controls; (c) expropriation; (d) burdensome or confiscatory taxation; and (e) moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for Rogers and the RICI Committee to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the ROGRTR Index.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the ROGRTR Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, the Initial Weightings (as defined herein) for approximately 44% of the component commodities on the ROGRTR Index are energy oriented, including 35% in crude oil contracts. Accordingly, a decline in value in such raw materials would adversely affect the performance of the ROGRTR Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the ROGRTR Index to lessen or eliminate the concentration of existing energy contracts in the ROGRTR Index or to broaden the ROGRTR Index to account for such developments, the level of the ROGRTR Index and hence the value of the Notes could decline.

The composition of the ROGRTR Index is controlled by Rogers and changes may affect the value of the Notes and the amount you receive on the maturity date or upon exchange

The ROGRTR Index is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions.

Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the ROGRTR Index, including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the ROGRTR Index and, therefore, could affect the amount payable on the Notes on the maturity date or upon exchange and the market value of the Notes prior to maturity. Rogers and the RICI Committee do not have any obligation to take the needs of any parties to transactions involving the ROGRTR Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the ROGRTR Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the ROGRTR Index, and over-the-counter contracts having values which are derived from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the ROGRTR Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the ROGRTR Index and therefore the market value of the Notes.

Trading in the Index Commodities, Index Components and options on Index Commodities and Index Components by us and our affiliates may affect your return

Merrill Lynch Commodities, Inc., an affiliate of ours, and certain of our other affiliates will, from time to time, trade in some or all of the Index Commodities on a spot and forward basis and other contracts and products in or related to the Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, we may issue or our affiliates may underwrite other financial instruments with returns indexed to the prices of the Index Commodities or the Index Components and derivative commodities. These trading and underwriting activities could affect the level of the ROGRTR Index in a manner that would be adverse to your investment in the Notes. With respect to any such activities, neither Merrill Lynch Commodities, Inc. nor any of our other affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York,

many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the ROGRTR Index can be calculated, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the ROGRTR Index. See the sections entitled “Description of the Notes—Payment on the Maturity Date”, “Description of the Notes—Adjustments to the ROGRTR Index” and “Description of the Notes—Discontinuance of the RICI — Total Return Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment.

In addition, one of our affiliates, Merrill Lynch, Pierce, Fenner and Smith Limited, is the ROGRTR Index Calculator. While the level of the RICI — Total Return Index may be calculated by other entities, the Notes are linked to the level of the ROGRTR Index; that is, the RICI — Total Return Index as calculated by our affiliate.

Because we control MLPF&S and Merrill Lynch, Pierce, Fenner and Smith Limited, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C”, which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A., as the trustee under such indenture. Unless exchanged by you, the Notes will mature on February 21, 2012. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                    .

On the maturity date or upon exchange, a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date on the dates indicated below, but are not subject to repayment by ML&Co. prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

Unless you have exchanged your Notes prior to the maturity date, on the maturity date you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the calculation agent and will equal:

$10 ×	(	Ending Value	)	–	(	Adjustment Factor	)
Starting Value

The “Starting Value” is 3,270.26, the closing level of the ROGRTR Index on February 12, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” with respect to the Redemption Amount payable on the stated maturity date will equal the closing level of the ROGRTR Index on the fifth scheduled ROGRTR Index Business Day immediately preceding the maturity date (the “Valuation Date”). If a Market Disruption Event occurs on that date, the Ending Value will be determined according to the Market Disruption Calculation (as described below).

The “Adjustment Factor” means a 1.35% annual reduction of the total return payable on the Notes, calculated on the basis of a 365-day year, that will benefit MLPF&S. As a result of the effect of this deduction, the total return on the Notes, if held to maturity, will be approximately 6.75% less than the Redemption Amount had the Adjustment Factor not been deducted. The Adjustment Factor will be calculated as follows:

$10 ×	(	(	Term Days (1))	×	1.35%	)
365
(1)	“Term Days” represents the total number of days that have elapsed as of the date of maturity or exchange.

A “ROGRTR Index Business Day” means a day on which the ROGRTR Index or any successor index is calculated and published.

“Market Disruption Event” means one or more of the following events as determined by the calculation agent:

(1) A material limitation, suspension, or disruption of trading in one or more futures contracts included in the ROGRTR Index which results in a failure by the exchange on which each applicable futures contract included in the ROGRTR Index is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(2) The exchange published settlement price for any futures contract included in the ROGRTR Index is a “limit price”, which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules.

(3) Failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any futures contract included in the ROGRTR Index.

(4) A suspension of trading in one or more futures contracts included in the ROGRTR Index, for which the trading does not resume at least ten (10) minutes prior to the scheduled or rescheduled closing time.

(5) Any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging”.

In the event a Market Disruption Event has occurred on the Valuation Date, the ROGRTR Index level will be determined by the calculation agent pursuant to the following “Market Disruption Calculation”:

(1) With respect to each futures contract included in the ROGRTR Index, which is not affected by the Market Disruption Event, the ROGRTR Index level will be based on the exchange published settlement price on the Valuation Date.

(2) With respect to each futures contract included in the ROGRTR Index, which is affected by the Market Disruption Event, the ROGRTR Index level will be based on the exchange published settlement price of each such contract on the first day following the Valuation Date on which no Market Disruption Event occurs with respect to such contract. In the event that a Market Disruption Event occurs with respect to any contract included in the ROGRTR Index on the Valuation Date and on each day to and including the second scheduled ROGRTR Index Business Day prior to maturity (the “Cut-Off Date”), the price of such contract used to determine the Ending Value will be estimated by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances.

(3) The calculation agent shall determine the ROGRTR Index by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the ROGRTR Index. The exchange on which a futures contract included in the ROGRTR Index is traded for purposes of the foregoing definition means the exchange used to value such future contract for the calculation of the ROGRTR Index.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Banking Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of February to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of February in the years 2008, 2009, 2010 and 2011. If the fifteenth calendar day of the applicable month of February is not a Banking Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Banking Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be determined as provided below. The Ending Value used to determine the Exchange Amount will be equal to the closing level of the ROGRTR Index on the Exchange Date. The Exchange Amount will also include the application of the Adjustment Factor and of an early exchange factor (as described below under “—Early Exchange Factor”). An “Exchange Date” will be the third ROGRTR Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third ROGRTR Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding ROGRTR Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Banking Business Days after the Exchange Date.

Early Exchange Factor

In calculating any Exchange Amount, the percentage change between the Starting Value and the Ending Value will not be multiplied by the $10.00 original public offering price per unit, but instead by the applicable lesser amount (the “early exchange factor”) indicated in the table below. The effect of this will be that, for any specified level of the ROGRTR Index, the Exchange Amount will be less during earlier Exchange Notice Periods than during later Exchange Notice Periods, and less than the Redemption Amount that would be payable at maturity based upon the same ROGRTR Index level and Adjustment Factor.

Exchange Year	Early Exchange Factor
2008	9.80
2009	9.85
2010	9.90
2011	9.95

The Exchange Amount due per unit for Notes exchanged prior to the stated maturity date will be calculated and paid as follows (“F” equals the applicable early exchange factor):

$F ×	(	Ending Value	)	–	(	Adjustment Factor	)
Starting Value

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last ROGRTR Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to The Bank of New York, as successor trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Banking Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Hypothetical Returns

The following tables illustrate for the Starting Value and a range of hypothetical Ending Values of the ROGRTR Index:

•	the total amount payable on the maturity date of the Notes, and the total amount payable on an investment in the Index Components;

•	the total rate of return to holders of the Notes, and the total rate of return on an investment in the Index Components; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment in the Index Components.

The tables assume an initial investment of $10 in the Notes and an initial investment of $10 in the Index Components.

Hypothetical Returns Related to Strategic Return Notes

Based on the ROGRTR Index

Hypothetical Ending Value of the ROGRTR Index	Total amount payable on the maturity date per unit(1)	Total rate of return on the Notes(1)	Pretax annualized rate of return on the Notes(1)(2)	Pretax annualized rate of return on the Index Components(2)(3)
654.05	$1.32	–86.78%	–36.51%	–29.63%
1,308.10	$3.32	–66.78%	–20.79%	–17.45%
1,962.16	$5.32	–46.78%	–12.18%	–9.92%
2,616.21	$7.32	–26.78%	–6.11%	–4.40%
3,270.26 (4)	$9.32	–6.78%	–1.39%	0.00%
3,924.31	$11.32	13.22%	2.49%	3.67%
4,578.36	$13.32	33.22%	5.80%	6.82%
5,232.42	$15.32	53.22%	8.69%	9.59%
5,886.47	$17.32	73.22%	11.25%	12.06%

(1)	These figures include the deduction based on the Adjustment Factor of 1.35%.
(2)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from February 15, 2007 to February 21, 2012, a term equal to that of the Notes.
(3)	An investment in the Index Components (including the total return feature based on the interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills) is assumed to be equivalent to an investment in the ROGRTR Index. The hypothetical investment in the Index Components presented in this column does not take into account transaction costs and taxes.
(4)	This is the Starting Value.

The above figures are for purposes of illustration only, and assume that the Notes are not exchanged prior to the maturity date. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

Adjustments to the ROGRTR Index

If at any time Beeland Interests, Inc. makes a material change in the formula for or the method of calculating the ROGRTR Index or in any other way materially modifies the ROGRTR Index so that the ROGRTR Index does not, in the opinion of the calculation agent, fairly represent the level of the ROGRTR Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the ROGRTR Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a commodity futures index comparable to the ROGRTR Index as if those changes or modifications had not been made, and calculate the closing level with reference to the ROGRTR Index, as so adjusted.

Discontinuance of the RICI® — Total ReturnSM Index

The RICI — Total Return Index is maintained by Beeland Interests, Inc. If Beeland Interests, Inc. ceases to maintain the RICI — Total Return Index and Beeland Interests, Inc. or another entity maintains a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the ROGRTR Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Beeland Interests, Inc. or any other entity for the ROGRTR Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Beeland Interests, Inc. ceases to maintain the RICI — Total Return Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not maintained on the Valuation Date,

the calculation agent will compute a substitute level for the ROGRTR Index in accordance with the procedures last used to calculate the ROGRTR Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the ROGRTR Index as described below, the successor index or level will be used as a substitute for the ROGRTR Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Beeland Interests, Inc. ceases to maintain the RICI — Total Return Index before the Valuation Date and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day that is either (i) a ROGRTR Index Business Day or (ii) a day on which the applicable exchanges quoting the commodities futures contracts used to calculate a substitute level for the ROGRTR Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the RICI — Total Return Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page H15FED1, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page H15FED1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page H15FED1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page H15FED1).

THE RICI® — TOTAL RETURNSM INDEX

All disclosures contained in this pricing supplement regarding the RICI — Total Return Index, including its make-up, method of calculation and how components may be changed, are derived from information prepared by Beeland Interests, Inc. None of ML&Co., MLPF&S, nor any of their affiliates, have independently verified the accuracy or completeness of that information.

Overview

The RICI — Total Return Index is a composite, U.S. dollar-based, total return index created by James Beeland Rogers, Jr. on July 31, 1998. The RICI — Total Return Index is maintained by Beeland Interests, Inc. Rogers and Beeland Interests, Inc. are not affiliated with ML&Co. ML&Co. did not participate in designing the RICI — Total Return Index and will not participate in its maintenance. The level of the RICI — Total Return Index is calculated by various entities, including an affiliate of ML&Co. Entities other than an affiliate of ML&Co. may continue to calculate levels of the RICI — Total Return Index. The ROGRTR Index represents the level of the RICI — Total Return Index as calculated by an affiliate of ML&Co. The ROGRTR Index is published on Bloomberg under the symbol “ROGRTR <Index>”. Levels of the RICI — Total Return Index as calculated by these other entities have other reference names and are published on Bloomberg under other symbols. The Notes are linked solely to the level of the ROGRTR Index, that is, the level of the RICI — Total Return Index as calculated by a ML&Co. affiliate, and not by any other entity.

References in this pricing supplement to “ROGRTR Index” are to the Rogers International Commodity Index — Total Return — Merrill Lynch calculated. All references to the “RICI — Total Return Index” are to the Rogers International Commodity Index — Total Return which may be calculated by a number of different entities.

Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underling commodities and/or futures contracts on physical commodities included in the RICI — Total Return Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the RICI — Total Return Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of the holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the RICI — Total Return Index and therefore the market value of the Notes.

The RICI — Total Return Index represents the value of a basket of commodities plus a daily reference interest rate. The commodities represent those consumed in the global economy, ranging from agricultural to energy to metal products. The value of this basket is tracked via closing prices of futures contracts on 36 different exchange-traded physical commodities, quoted in four currencies, listed on ten exchanges in five countries. This daily reference rate reflects the interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills and is described in more detail below under “—Index Weightings—Reference Rates”.

The RICI — Total Return Index aims to be an effective measure of the price action of raw materials not just in the United States but also around the world. The RICI — Total Return Index’s weightings attempt to balance consumption patterns worldwide (in developed and developing countries) and specific contract liquidity.

Below is a current list of the futures contracts comprising the RICI — Total Return Index, together with their respective symbols, exchanges, currencies and Initial Weightings (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weighting*
Crude Oil	CL	NYMEX	USD	21.00%
IPE Brent Oil	CO	ICE	USD	14.00%
Wheat	W	CBOT	USD	7.00%
Corn	C	CBOT	USD	4.75%
Cotton	CT	NYCE	USD	4.05%
Aluminum	LMAH	LME	USD	4.00%
Copper	LMCA	LME	USD	4.00%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
Soybeans	S	CBOT	USD	3.00%
RBOB Gasoline	XB	NYMEX	USD	3.00%
Coffee	KC	CSCE	USD	2.00%
Lead	LMPB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%

Contract	Symbol	Exchange	Currency	Initial Weighting*
Silver	SI	COMEX	USD	2.00%
Soybean Oil	BO	CBOT	USD	2.00%
Sugar	SB	CSCE	USD	2.00%
Zinc	LMZS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	COMEX	USD	1.80%
IPE Gas Oil	QS	ICE	USD	1.20%
Cocoa	CC	CSCE	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%
Lumber	LB	CME	USD	1.00%
Nickel	LMNI	LME	USD	1.00%
Rubber	JN	TOCOM	JPY	1.00%
Tin	LMSN	LME	USD	1.00%
Soybean Meal	SM	CBOT	USD	0.75%
Canola	RS	WCE	CAD	0.67%
Orange Juice	JO	NYCE	USD	0.66%
Azuki Beans	JE	TGE	JPY	0.50%
Oats	O	CBOT	USD	0.50%
Rice	RR	CBOT	USD	0.50%
Palladium	PA	COMEX	USD	0.30%
Barley	WA	WCE	CAD	0.27%
Greasy Wool	OL	SFE	AUS	0.25%

*	The weights shown above are the weights of each constituent commodity in the RICI — Total Return Index set on December 15, 2005.

The RICI® Committee

The RICI Committee formulates and enacts all business assessments and decisions regarding the composition of the RICI — Total Return Index. Rogers chairs the RICI Committee and is the final arbiter of its decisions. Beside Rogers, representatives of the following parties are members of the RICI Committee: (1) UBS AG, (2) Daiwa Asset Management America, (3) Beeland Management Company, (4) Diapason Commodities Management S.A. and (5) ABN Amro Bank N.V. ML&Co. has accepted an invitation to become a member of the committee. Exclusively, Rogers, as chairman of the committee, is authorized to designate new members of the committee, if necessary.

The RICI Committee meets each December to consider changes in the components and weightings of the RICI — Total Return Index for the following calendar year; however, such changes can be made at any time.

Index Composition

The Process

The contracts chosen for the basket of commodities that constitute the RICI — Total Return Index are required to fulfill various conditions described below. Generally, the selection and weighting of the items in the RICI — Total Return Index are reviewed annually by the RICI Committee, and weights for the next year are assigned every December. The RICI — Total Return Index’s composition is modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI — Total Return Index generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

•	continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

•	critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

To date, there have been few changes in the components of the RICI — Total Return Index in the history of the RICI — Total Return Index.

Exchanges and Non-Traded Items

All commodities included in the RICI — Total Return Index must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 14 international exchanges currently recognized by the RICI Committee are:

1.	Chicago Mercantile Exchange (USA)

2.	Chicago Board of Trade (USA)

3.	New York Board of Trade (USA)

4.	New York Mercantile Exchange (USA)

5.	Winnipeg Commodity Exchange (Canada)

6.	International Petroleum Exchange (UK)

7.	London Metal Exchange (UK)

8.	Sydney Futures Exchange (Australia)

9.	Fukuoka Futures Exchange (Japan)

10.	Central Japan Commodity Exchange (Japan)

11.	Osaka Mercantile Exchange (Japan)

12.	The Tokyo Commodity Exchange (Japan)

13.	Tokyo Grain Exchange (Japan)

14.	Yokohama Commodity Exchange (Japan)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI — Total Return Index if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured via tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to become Index Commodities. Commodities that are merely linked to national consumption patterns will not be considered. The RICI — Total Return Index is not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s top consumed commodities is actively monitored and analyzed by the members of the RICI Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply is consulted. The findings of this research are then condensed into the different commodities contracts weightings of the RICI — Total Return Index. Sources on world’s commodity consumption data include:

•	Industrial Commodity Statistics Yearbook, United Nations (New York)

•	Commodity Trade Statistics Database, United Nations Statistics Division (New York)

•	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

•	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, D.C.)

•	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (USA)

•	Monthly Bulletin, International Lead and Zinc Study Group (London)

•	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

•	Rubber Statistical Bulletin, International Rubber Study Group (London)

•	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC)

•	Sugar Yearbook, International Sugar Organization (ISO) (London)

•	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

•	World Commodity Forecasts, Economist Intelligence Unit (London)

•	World Cotton Statistics, International Cotton Advisory Committee (Washington)

•	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to decide whether a specific commodity contract is actually investable, the RICI Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the Futures Industry Association (Washington D.C., United States). Additionally individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI — Total Return Index, taking legal considerations into account. Beyond liquidity, the RICI Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weightings

Initial Weightings

The initial weightings of the future contracts in the RICI – Total Return Index for 2006 were set on December 15, 2005 and are set forth in the chart above (the “Initial Weightings”). The initial weightings of the future contracts in the RICI – Total Return for 2007 were set in December of 2006 and we expect them to be published soon. The Initial Weightings may be amended from time to time, as described below.

Changes in Weights and/or Index Composition

As noted, the RICI Committee reviews the selection and weighting of the futures contracts in the RICI — Total Return Index annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI Committee so determines in its sole discretion.

Monthly Rolling of Contracts

All the futures contracts used to calculate the RICI — Total Return Index, except for the contracts traded on the London Metal Exchange, are rolled each month pursuant to rules announced by Beeland Interests, Inc. We have been advised by Beeland Interests, Inc. that it intends for such rolls to occur over the last three RICI Business Days (as defined below) of each month. The timing for the implementation of this three day roll has not been publicly announced. Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate the RICI — Total Return Index, taking legal constraints into account. For example, at the end of November, the January Crude Oil contract is replaced by the February Crude Oil contract.

A “RICI Business Day” is determined by the RICI Committee and is a function of the days on which a specific contract is open for trading on a specific date on the exchange associated with the contract.

Rebalancing of the Index Components

The current weight of each Index Component is rebalanced each month pursuant to rules announced by Beeland Interests, Inc. in order to be set at its “Initial Weighting”. We have been advised by Beeland Interests, Inc. that it intends for such rebalancing to occur over the last three RICI Business Days of each month. The timing for the implementation of this three day rebalancing has not been publicly announced.

Data Source

The RICI — Total Return Index calculation is based on the official commodity exchanges’ prices of the futures contracts used.

Market Disruption

            If, for any reason, one of the RICI components ceases to exist or its liquidity collapses to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI Committee, the RICI Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weighting. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the Palm Oil futures contract on the Kuala Lumpur Commodity Exchange collapsed to a point where it became impossible to trade it. In that case, the RICI Committee called an exceptional meeting at which it was decided that the Palm Oil futures contract would be replaced by the Soybean Oil contract that trades on the Chicago Board of Trade, United States.

Reference Rates

The foreign exchange rates used to translate the value of the futures contracts denominated in a foreign currency into U.S. dollars are obtained from Bloomberg. This is the “close” value for each currency taken at 5:00 p.m. New York time.

The daily reference rate used to calculate the RICI – Total Return Index is a function of the available reference rate, which is the 91-Day U.S. Treasury Bill (3 months) auction rate, designated as “High Rate” as published by the “Treasury Security Auction Results” report, published by the Bureau of Public Debt and available on Bloomberg USB3MTA Index <GO> or Reuters USAUCTION9. The rate is generally published once per week on Monday and effective on the RICI Business Day immediately following.

Historical Data on the RICI® — Total Return IndexSM

The following table sets forth the level of the RICI — Total Return Index at the end of each month in the period from January 2001 through January 2007 and as of February 12, 2007, all as obtained from Bloomberg (Bloomberg index symbol “RICIGLTR”). This historical data on the RICI — Total Return Index is not necessarily indicative of the future performance of the ROGRTR Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the RICI — Total Return Index during any period set forth below is not an indication that the ROGRTR Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006	2007
January	1,621.64	1,275.59	1,856.18	2,345.45	2,848.03	3,533.63	3,300.06
February	1,600.62	1,331.70	1,963.94	2,542.05	3,057.33	3,339.06	3,270.26
March	1,529.29	1,477.52	1,828.04	2,596.12	3,158.92	3,445.12
April	1,596.12	1,475.74	1,755.12	2,603.91	2,954.22	3,655.84
May	1,564.24	1,473.35	1,900.57	2,678.18	2,955.98	3,643.73
June	1,480.21	1,531.74	1,922.14	2,542.81	3,026.83	3,632.46
July	1,502.09	1,539.24	1,973.25	2,670.13	3,138.30	3,683.08
August	1,511.56	1,618.57	2,060.79	2,687.49	3,305.48	3,536.75
September	1,378.94	1,665.14	2,025.44	2,883.58	3,338.77	3,308.72
October	1,314.54	1,631.04	2,107.65	2,931.60	3,166.36	3,350.38
November	1,299.91	1,638.46	2,161.71	2,902.30	3,135.76	3,533.25
December	1,291.04	1,731.17	2,285.00	2,761.06	3,300.74	3,401.38

The following graph sets forth the historical performance of the RICI — Total Return Index presented in the preceding table. Past movements of the RICI — Total Return Index are not necessarily indicative of the future performance of the ROGRTR Index.

The following table sets forth the daily closing levels of the RICI – Total Return Index for 2007 through February 12, 2007:

RICI—Total Return Index—2007 Daily Closing Values

Date	Price	Date	Price
January 3, 2007	3,288.15	January 24, 2007	3,242.81
January 4, 2007	3,210.75	January 25, 2007	3,220.07
January 5, 2007	3,204.32	January 26, 2007	3,241.39
January 8, 2007	3,193.96	January 29, 2007	3,183.69
January 9, 2007	3,169.80	January 30, 2007	3,260.92
January 10, 2007	3,154.27	January 31, 2007	3,300.06
January 11, 2007	3,122.09	February 1, 2007	3,274.53
January 12, 2007	3,176.40	February 2, 2007	3,297.39
January 16, 2007	3,127.18	February 5, 2007	3,293.67
January 17, 2007	3,160.74	February 6, 2007	3,290.31
January 18, 2007	3,128.62	February 7, 2007	3,260.57
January 19, 2007	3,175.48	February 8, 2007	3,315.87
January 22, 2007	3,169.50	February 9, 2007	3,336.14
January 23, 2007	3,251.57	February 12, 2007	3,270.26

License Agreement

Beeland Interests, Inc. and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned by Beeland Interests, Inc. in connection with some securities, including the Notes.

Beeland Interests, Inc. is under no obligation to continue the RICI — Total Return Index. The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this pricing supplement that Beeland Interests, Inc. makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining or composing the ROGRTR Index. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the Notes.

Strategic Return Notes® Linked to the Rogers International Commodity Index® — Total ReturnSM — Merrill Lynch calculated are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this pricing supplement, or the advisability of investing in securities or commodities generally, or in the Strategic Return Notes® Linked to the Rogers International Commodity Index® — Total ReturnSM — Merrill Lynch calculated or in futures particularly.

NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX (“RICI”) OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE STRATEGIC RETURN NOTES® LINKED TO THE ROGERS INTERNATIONAL COMMODITY INDEX® — TOTAL RETURNSM — MERRILL LYNCH CALCULATED, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, ANY DATA INCLUDED THEREIN OR THE STRATEGIC RETURN NOTES® LINKED TO THE ROGERS INTERNATIONAL COMMODITY INDEX® — TOTAL RETURNSM — MERRILL LYNCH CALCULATED. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the ROGRTR Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or exchange of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized and treated as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the ROGRTR Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon a sale or exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale or exchange of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale or exchange, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations and tax treatments of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed prices basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount, as applicable.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Adjustment Factor	PS-4
Banking Business Day	PS-14
Business Day	PS-16
Ending Value	PS-4
Exchange Amount	PS-4
Exchange Date	PS-14
Exchange Notice Period	PS-13
Index Commodities	PS-3
Market Disruption Event	PS-13
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
ROGRTR Index	PS-1
ROGRTR Index Business Day	PS-13
Starting Value	PS-4
successor index	PS-16
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

500,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Rogers International Commodity Index® – Total ReturnSM

– Merrill Lynch calculated

due February 21, 2012

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

February 12, 2007

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.